Shawn Wehan

Yesterday at 9:35 AM ·

Update: We are under $20,000 to complete our new goal of $600,000 - This weekend we'll be at the Rotary International Southwest PETS in Los Angeles, and have a shot on goal with RI "Preferred Vendor Status" along with 500+ Rotary Clubs. It'll be an exciting weekend of accelerated sales. Investments can be as small as $100 - $5,000!



Fundraiser
$6,278.82
TOTAL RAISED
$6,278.82
TOTAL
$6,278.82
TRANSACTIONS
$8.01
FEES COVERED
95 %
COVERED %
$0.00
LOGGED
ALEX COOPER
1
$75.50
SALLY SMITH
1
$200.42

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